August 16, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christina Chalk

Re:	Steel Connect, Inc. Schedule 13E-3/A filed August 11, 2022 SEC File No. 5-43347 Filed by Steel Partners Holdings, LP et al. PRER 14A filed August 11, 2022 SEC File No. 1-35319

Dear Ladies and Gentlemen:

On behalf of our client, Steel Connect, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the oral comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule 13E-3/A filed on August 11, 2022 (the “Schedule 13E-3”) and the revised preliminary proxy statement on Schedule 14A filed on August 11, 2022 (the “Preliminary Proxy Statement”), provided by the Staff to the Company on August 11, 2022.

The Company is concurrently filing with the Commission, via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 3 to the Schedule 13E-3 (the “Revised Schedule 13E-3”) and Amendment No. 3 to the Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”).

Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Revised Preliminary Proxy Statement.

General

1.	We reiterate comment 1 in our prior comment letter. Please expand to describe how the comparable companies and comparable transactions were selected.

Response: The Company has revised the disclosure on pages 38 and 39 in the Revised Preliminary Proxy Statement in response to the Staff’s comment.

2.	Refer to comment 3 in our prior comment letter. We disagree with your characterization of the Imperial Capital materials. Please describe and file all written or oral reports that are materially related to this transaction for purposes of Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A.

Response: The Company has revised the disclosure on page 19 in the Revised Preliminary Proxy Statement in response to the Staff’s comment.

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United States Securities and Exchange Commission
August 16, 2022

Please do not hesitate to contact A.J. Ericksen at (713) 496-9688 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Maria Reda, Steel Connect, Inc.; Victor H. Boyajian, Dentons US LLP; Brian H. Blaney, Greenberg Traurig, LLP